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MAR 03 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Point Research & Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Thomas Jefferson St., NW, Suite 303

(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Nealon 202-540-7315

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Christopher Nealon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Point Research & Trading, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA A BROWN NOTARY PUBLIC REG # 7775933 MY COMMISSION EXPIRES 09/30/2022 COMMONWEALTH OF VIRGINIA

[signature]
Signature

President & Chief Operating Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Compass Point Research & Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Compass Point Research & Trading, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, *Leases (Topic 842)*, as amended, effective January 1, 2019, using the modified retrospective approach.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Marcum LLP

Boston, MA
February 28, 2020

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash and cash equivalents	$	2,608,971
Lease right-of-use asset		2,260,318
Accounts receivable		576,166
Due from clearing organizations		453,315
Other assets		432,450
Deposit with clearing brokers		275,674
Prepaid expenses		268,442
Deferred tax asset		345,490
Income tax receivable		98,393
Property and equipment, net		91,063
Securities owned, at fair value		67,000
Total Assets	$	7,477,282
Commitments and Contingencies (Note 5)		
Liabilities and Members' Equity		
Liabilities		
Lease liability	$	2,842,924
Accrued commissions		563,294
Accounts payable and accrued expenses		482,513
Total Liabilities		3,888,731
Members' equity		4,102,739
Employee notes receivable for purchase of membership interest		(514,188)
Total Members' Equity		3,588,551
Total Liabilities and Members' Equity	$	7,477,282

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full-service broker-dealer organized under the laws of the State of Delaware. Pursuant to agreements between the Company and its correspondent clearing brokers, Pershing LLC and INTL FCStone Financial Inc., proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

The Company adopted Accounting Standards Update (ASU) 2016-02, for lease accounting as codified in FASB ASC 842, Leases, effective January 1, 2019 ("the new lease standard"). Under the new lease standard, the Company recognized a right-of-use (ROU) asset and lease liability on its statement of financial condition under the modified retrospective approach. The liability was equal to the present value (PV) of future lease payments, and the asset was based on the liability, subject to necessary adjustments such as initial direct costs. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liabilities (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line bases over the term of the lease. The Company has determined that there was not a cumulative-effect adjustment to opening members' equity upon adoption.

The Company applied the new standard using certain practical expedients. Firstly, the Company used the package of the practical expedients, which permits the Company not to reassess under the new standard our conclusions about lease identification, lease classification and initial cost. Secondly, the Company applied the short-term lease recognition exception, which does require the recognition of a ROU asset or lease liability for those leases that qualify. The Company has determined that there was not a cumulative-effect adjustment to opening members' equity upon adoption.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is organized as a limited liability company, however, is treated as a corporation for federal and state tax purposes. The Company files a U.S. federal income tax return and is subject to income tax in various states in which it operates. The Company's annual tax provision is determined pursuant to Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities. The implications of FASB ASC 842, enacted on January 1, 2019, were taken into consideration when determining deferred tax assets and liabilities as they pertain to the annual tax provision.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment later based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2019.

DEPOSITS WITH AND RECEIVABLES FROM CLEARING ORGANIZATIONS

In 2019, the Company had agreements with two clearing organizations to execute and clear on a fully disclosed basis customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a cash deposit of $250,000 with each of the clearing firms.

As of December 31, 2019, the Company was clearing through only one firm, and maintained a deposit of approximately $250,000 with this firm. As of year-end, the Company was in the final stages of winding down its clearing relationship with the second firm and, therefore, had a deposit of only approximately $25,000 at that firm.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSITS WITH AND RECEIVABLES FROM CLEARING ORGANIZATIONS (CONTINUED)

The balances shown on the statement of financial condition as a receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT (CONTINUED)

Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT (CONTINUED)

The Company determines fair values for the following assets and liabilities:

Marketable equity securities —The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities.

Assets at Fair Value at December 31, 2019

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

Assets:	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Marketable equity securities	67,000	-	-	67,000
Total fair value of securities owned	$ 67,000	$ -	$ -	$ 67,000

The Company's policy is to recognize transfers in and transfer out as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2019.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2019:

		2019
Furniture and fixtures	$	203,160
Leasehold improvements		133,815
Phone system		42,442
Computer equipment		39,276
Computer software		5,871
Office equipment		2,568
		427,132
Less: accumulated depreciation		(336,069)
	$	91,063

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a Revolving Note and Cash Subordination Agreement ("Revolving Note") with a bank ("Lender") on September 20, 2019, the date of FINRA approval. The Revolving Note carries a term of one year, and the principal amount outstanding at any one time shall not exceed $3,000,000 ("Commitment Amount"). The Company paid the Lender a facility fee of 1.5% of the Commitment Amount. Advances under the Revolving Note shall bear interest from their respective date until payment on any unpaid principal balance has been made in full at the rate equal to the Prime Rate plus 2%. As of December 31, 2019, the Company had not drawn on the Revolving Note, and no Advances were outstanding.

TEMPORARY SUBORDINATED LOAN AGREEMENT

On July 11, 2019, the Firm entered into a Temporary Subordinated Loan Agreement ("TSL") in the principal amount of $6,000,000. FINRA approved the Firm entering the TSL as of the execution date of July 11, 2019. The TSL had a maturity date of August 23, 2019, provided for interest payable at a rate of 8.00% per annum. The TSL was pre-paid in its entirety, plus interest and fees, on July 17, 2019. As of December 31, 2019, there were no funds borrowed or outstanding under the TSL.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES (CONTINUED)

The Company entered a lease (the "Lease Agreement") for office space in Washington, D.C in 2015. The lease term of eleven years will expire on May 31, 2026. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $37,000 with the landlord, which is included in other assets in the statement of financial condition. Additionally, per the terms of the Lease Agreement, the Company received lease incentives and a rent abatement.

As of January 1, 2019, the Company recognized a right-of-use asset and lease liability on its statement of financial condition solely for the Washington DC lease. The liability is equal to the present value of future lease payments, and the asset is based on the liability, subject to necessary adjustments. The Company amortizes its lease incentives on a straight-line basis as a reduction of rent expense over the term of the lease. The difference between rent expense recorded, and the amount paid, is charged back to the right-of-use asset. As the lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

The borrowing rate utilized for the Washington DC lease is 6%. The remaining lease term is 77 months. Cash paid during the period for the amounts included in the lease liability was $480,463. Included in the statement of financial condition at December 31, 2019 is a lease right-of-use asset in the amount of $2,260,318 and a lease liability in the amount of $2,842,924 related to the Washington DC lease.

On September 9, 2016, the Company entered into a three-year Lease Agreement for office space in New York and was required to maintain a security deposit of approximately $25,000 with the landlord. The lease started on January 1, 2017 and expired on December 31, 2019. Per the terms of the lease, the Company received two months of rent abatement. The Company accounted for the abatement and lease on a straight-line basis over the term of the lease. The Company subsequently renewed its New York lease for an additional two-year lease term on January 1, 2020. The renewed lease expires on December 31, 2021. The New York lease extension is immaterial and is therefore not recorded as a component of the lease ROU and lease liability as of December 31, 2019.

In 2019, the Company leased office space in Boston, Tennessee and California. Since the lease period for these leases do not exceed a twelve-month period and the Company is not reasonably certain that it will exercise renewal options for these leases, these leases are accordingly not included in the ROU asset or lease liability on the Company's statement of financial condition. The Company maintains a security deposit of approximately $5,700 for its Boston office, $4,500 for its California office, and $1,200 for Tennessee office space. Security deposits for all leases are included in other assets in the statement of financial condition.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

		Washington DC Lease
2020		501,710
2021		515,325
2022		528,204
2023		541,381
2024		554,913
2025		568,784
2026		239,423
Total	$	3,449,740
Less imputed interst		(606,816)
Total lease liability	$	2,842,924

LITIGATION AND CLAIMS

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's statement of financial condition.

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of ownership majority percentages held by the Company's Members. As of December 31, 2019, the Company had one Managing Member and fourteen Non-Managing Members with ownership interest determined by the number of units owned.

In 2019, the Company purchased $265,000 of employee notes owned by the managing member directly from the managing member and accrued $12,013 of interest on the outstanding employee notes receivable balance. The employee notes receivable account is classified as contra-equity in the Company's statement of members' equity. As of December 31, 2019, the Managing Member's units totaled 612 units or 61.20% of members' equity, and Non-Managing Members units totaled 388 units or 38.80% of members' equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions to another firm on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions daily.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – INCOME TAX

For the year ended December 31, 2019, the current and deferred portions of the income tax expense is included in the income tax provision are as follows:

	Current	Deferred	Total
Federal	$ 232,387	(122,347)	$ 110,040
State	1,332	(1,677)	(345)
	$ 233,719	(124,024)	$ 109,695

NOTE 8 – INCOME TAX *(CONTINUED)*

The Company's federal tax rate was 21%. Losses incurred in 2017 were carried back to the prior two tax years and any taxable income generated in those years were offset by the loss. The company filed a federal tax refund claim by carrying back the loss to years 2015 and 2016. The income tax receivable in the amount of $98,393 recorded on the Company's statement of financial condition as of December 31, 2019 is related to that claim.

As of December 31, 2019, the Company's deferred tax asset was $345,490. The major components of the net deferred tax asset include a net deferred tax asset for lease liabilities and lease right of use asset in the amount of $170,412 and net operating loss carryforwards in the amount of $175,078. The total amount of the unused net operating loss carryforward was approximately $599,000 as of December 31, 2019 and expires on various dates through 2024.

NOTE 9– NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,766,497 which was $1,654,614 in excess of its required net capital of $111,883 and its ratio of aggregate indebtedness to net capital was 0.95 to 1.